SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                             Commission File Number   1-6018

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-Q

      For Period Ended: May 31, 2000

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant   TOKHEIM CORPORATION

Address of principal executive office (Street and number) 10501 CORPORATE DRIVE

City, State and Zip Code   FORT WAYNE, IN  46845

                                  PART II
                          RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     { (a) The reasons described in reasonable detail in Part III of this
     {     form could not be eliminated without unreasonable effort or
     {     expense;
     { (b) The subject annual report, semi-annual report, transition report
     {     on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will
     {     be filed on or before the 15th calendar day following the
(X)  {     prescribed due date; or the subject quarterly report or
     {     transition report on Form 10-Q, or portion thereof will be filed
     {    on or before the fifth calendar day following the prescribed due
     {     date; and
     { (c) The accountant's statement or other exhibit required by Rule
     {     12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

      Tokheim Corporation (the "Company") has been unable to complete its review of the information necessary to file a complete and accurate quarterly report on Form 10-Q. The Company expects to complete its review shortly, and will file its quarterly report on Form 10-Q as soon as practicable thereafter.

                                   PART IV
                              OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Robert L. Macdonald             (219)          470-4600
                 (Name)                 (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                        (X) Yes   (  ) No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        (X) Yes   (  ) No

      The Company's consolidated sales for the three month period ended May 31, 2000 were $134.8 million, a decrease of approximately 23.8% from the comparable 1999 three month period. Operating loss for the three month period ended May 31, 2000 was approximately $4.7 million compared to operating profit of $7.5 million in the comparable 1999 three month period. These results reflect trends consistent with those seen in the Company's first fiscal quarter ended February 29, 2000.

                             TOKHEIM CORPORATION
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 17, 2000                 By:    /s/ Robert L. Macdonald
                                           ---------------------------
                                    Name:  Robert L. Macdonald
                                    Title: Executive Vice President, Finance
                                           and Chief Financial Officer